

Mail Stop 4720

January 22, 2018

William R. McCamey
Chief Financial Officer
Atlanticus Holding Corporation
Five Concourse Parkway, Suite 300
Atlanta, Georgia 30328

  Re: **Atlanticus Holding Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2016
      Response Dated January 2, 2018
      File No. 000-53717

Dear Mr. McCamey:

  We have reviewed your January 2, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 1. Business

How Do We Collect?, page 3

1. We note your response to comment one that you consider loans past due 90 days or more and re-aged as troubled debt restructurings. Please revise future filings to include the disclosure required by ASC 310-40-50.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Definitions of Financial Operating and Statistical Measures, page 28

2. Please provide us a quantitative reconciliation to the most directly comparable GAAP measure for your non-GAAP measures Total Yield Ratio, Combined Gross Charge-off Ratio, and Adjusted Charge-off Ratio for the years ended 12/31/2016 and 12/31/2015. Please clearly describe the nature of each adjustment and the reasons why the adjustments are relevant and useful.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services